News Release
TSX:RMX | NYSE AMEX:RBY August 18, 2010

High-grade gold intercepts continue at Rubicon’s F2 Core Zone, Red Lake, Ontario
- 0.54 oz/ton gold over 14.8 feet plus 22.0 oz/ton gold over 1.6 feet at 4331 to 4580 feet below surface -
- drift to F2 Core Zone reaches halfway point - on schedule to reach target in October 2010 -

Rubicon Minerals Corporation (RMX:TSX: | RBY:NYSE-AMEX) is pleased to provide an update of the latest diamond drill results at its 100% owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. All new drill results are shown in Table 1 and Figures 1 and 2.  Emerging gold zone outlines of the F2 Gold System are shown in Figure 3.

Deep drilling in target area 8 confirms gold mineralizing system continues to depth

Recent drilling of deep target area 8 from both underground and surface has returned positive gold results in the southwestern part of the F2 Gold System at depth (Figure 1 and 2). Underground drill hole 305-06 intersected 0.54 oz/ton gold over 14.8 feet (18.6 g/t gold over 4.5 metres), and is part of a wider intercept grading 0.32 oz/ton gold over 29.5 feet (10.9 g/t gold over 9.0 metres) at a vertical depth of 4580 feet (1396 metres) below surface. Surface holes F2-100A and F2-100A-W1, testing target areas 5 and 8 intersected multiple gold zones including a bonanza hit of 22.0 oz/ton gold over 1.6 feet (754.2 g/t gold over 0.5 metres) at a vertical depth of 4331 feet (1320 metres) below surface in drill hole F2-100A and 4.16 oz/t gold over 1.6 feet (142.6 g/t gold over 0.5m) within a broader zone grading 0.27 oz/t gold over 31.5 feet (9.2 g/t gold over 9.6 metres) at a vertical depth of 3563 feet (1086 metres) below surface in drill hole F2-100A-W1 (Table 1 and Figure 2).

These results begin to fill in the deep target areas and demonstrate that the robust F2 Gold System, as documented by over 492,000 feet (150,000 metres) of drilling to date, continues to depth.

Drilling in target area 5 expands the 122-10 Zone to depth

The F2 Gold System is comprised of several zones identified to date:  the F2 Core Zone, the Crown Zone, the 102 Zone in the Northern Extension Area, the Hanging Wall Zone, the 122-40 Zone and the 122-10 Zone (Figure 3). Drill hole 122-67 was designed to test approximately 820 feet (250 metres) below the 122-10 Zone (named after the discovery hole announced September 14, 2009 that intersected 0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) including a higher grade section of 0.83 oz/t gold over 59.0 feet (28.4 g/t gold over 18.0 metres)). Drill hole 122-67 intersected 0.48 oz/ton gold over 16.7 feet (16.3 g/t gold over 5.1 metres) including 1.16 oz/t gold over 3.3 feet (39.9 g/t gold over 1.0 metres) at a vertical depth of 3087 feet (941 metres) below surface (Table 1 and Figures 1 and 2) and further extends the 122-10 Zone to depth.

Underground drift on the 305 metre level at halfway point – on target to reach F2 Core Zone in October

The 305 metre level drift (1001 feet) is designed to provide access for both definition drilling and bulk sampling of the F2 Core Zone. As of July 31, the drift reached the halfway point and is on schedule to access the F2 Core Zone by October 2010. A new drill station was set-up at the halfway point and three drills are now turning on the 305 metre level. This latest drill station allows for more cost-efficient drilling due to its closer proximity to the gold bearing zones discovered to date in the central F2 Gold System. Upon completion of the drift in October, Rubicon plans to establish a cross drift and up to four drill stations to be used for the definition drilling of the F2 Core Zone.

PR10-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Rubicon plans to commence in August, 2010 the excavation of a second egress (a second underground exit to surface) from the 305 metre level as this is a Provincial regulatory requirement to permit mining from underground. The Company has also secured an option to purchase a larger hoist than currently on site, to allow for the project’s potential mining capacity to be increased up to 2000 tonnes per day.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix project in Red Lake, Ontario. Rubicon controls over 65,000 acres (100 square miles) of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO
Table 1:  Assay Results

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
F2-100	Anomalous - Auto-wedged and hole continued as F2-100A
F2-100A	1085	7.3	1.8	0.21	5.9	5
F2-100A	1129	3.1	14.0	0.09	45.9	5
Incl.	1127	6.8	5.0	0.20	16.4	5
Incl.	1129	17.4	1.0	0.51	3.3	5
F2-100A	1174	4.9	2.5	0.14	8.2	8
F2-100A	1276	4.6	8.0	0.13	26.2	8
Incl.	1275	15.1	1.0	0.44	3.3	8
And Incl.	1279	16.6	1.0	0.48	3.3	8
F2-100A	1320	754.2	0.5	22.00	1.6	8
F2-100A	1453	13.3	1.4	0.39	4.6	8
F2-100A-W1	1082	9.2	9.6	0.27	31.5	5
Incl.	1086	142.6	0.5	4.16	1.6	5
F2-100A-W1	1327	6.4	3.0	0.19	9.8	8
F2-102	515	24.8	1.0	0.72	3.3	4
F2-102	552	3.2	8.0	0.09	26.2	6
Incl.	555	11.9	1.0	0.35	3.3	6
F2-103	69	373.8	0.5	10.90	1.6	4
F2-103A	376	12.4	1.5	0.36	4.8	4
F2-103A	395	3.5	5.0	0.10	16.4	4
F2-103A	407	27.4	0.5	0.80	1.6	4
F2-103A	414	6.2	2.5	0.18	8.2	4
F2-104	486	3.2	12.4	0.09	40.7	4
Incl.	481	9.9	2.0	0.29	6.6	4
F2-104	582	40.0	1.0	1.17	3.3	6
122-67	824	3.0	6.0	0.09	19.7	5
Incl.	825	11.0	1.0	0.32	3.3	5
122-67	941	16.3	5.1	0.48	16.7	5
Incl.	940	21.8	3.6	0.64	12.0	5
Incl.	940	39.9	1.0	1.16	3.3	5
122-69	430	23.7	1.0	0.69	3.3	1
122-70	167	170.9	1.0	4.98	3.3	3
122-70	817	34.3	1.0	1.00	3.3	5
122-70	847	3.3	4.0	0.10	13.1	5
305-05	310	5.2	3.4	0.15	11.2	1
Incl.	310	11.6	1.2	0.34	3.9	1
305-05	311	3.1	7.5	0.09	24.6	1
Incl.	311	24.2	0.5	0.71	1.6	1
305-05-W1	310	3.9	6.0	0.11	19.7	1
305-05-W1	363	3.5	7.0	0.10	23.0	1
Incl.	362	6.0	3.0	0.18	9.8	1
305-05-W1	370	3.4	8.0	0.10	26.2	1
305-06	1398	10.9	9.0	0.32	29.5	8
Incl.	1396	18.6	4.5	0.54	14.8	8
Incl.	1394	104.7	0.5	3.05	1.6	8
305-10	Anomalous
305-11	292	8.3	3.6	0.24	11.8	1
Incl.	292	25.7	1.1	0.75	3.6	1
Holes with the prefix ‘122’ and ‘305’were drilled from underground. Assays are uncut. Reported results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold. Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and < 10.0 gram gold x metre product and > 2 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

PR10-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 1: F2 Gold System Plan Map

PR10-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2:  Composite Long Section Looking Northwest and 9X Target

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
122-70
170.9 / 1.0
305-11
8.3 / 3.6
Incl. 25.7 / 1.1
F2-103
373.8 / 0.5
122-69
23.7 / 1.0
F2-103A
12.4 / 1.5
F2-103A
3.5 / 5.0
F2-103A
27.4 / 0.5
F2-103A
6.2 / 2.5
305-05
5.2 / 3.4
Incl. 11.6 / 1.2
305-05-W1
3.9 / 6.0
305-05
3.1 / 7.5
Incl. 24.2 / 0.5
305-05-W1
3.4 / 8.0
305-05-W1
3.5 / 7.0
Incl 6.0 / 3.0
F2-104
3.2 / 12.4
Incl. 9.9 / 2.0
122-70
34.3 / 1.0
122-70
3.3 / 4.0
F2-102
24.8 / 1.0
122-67
3.0 / 6.0
Incl. 11.0 / 1.0
122-67
16.3 / 5.1
Incl. 21.8 / 3.6
Incl. 39.9 / 1.0
F2-102
3.2 / 8.0
Incl. 11.9 / 1.0
F2-104
40.0 / 1.0
F2-100A
7.3 / 1.8
F2-100A-W1
9.2 / 9.6
Incl.142.6 / 0.5
F2-100A
3.1 / 14.0
Incl. 6.8 / 5.0
Incl. 17.4 / 1.0
F2-100A
4.9 / 2.5
F2-100A
4.6 / 8.0
Incl. 15.1 / 1.0
And incl. 16.6 / 1.0
F2-100A-W1
6.4 / 3.0
305-06
10.9 / 9.0
Incl. 18.6 / 4.5
Incl. 104.7 / 0.5
F2-100A
13.3 / 1.4
F2-100A
754.2 / 0.5
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
130
260
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

PR10-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 3: F2 Gold System Plan Map with Emerging Outlines of Gold Zones

PR10-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.